


10031402

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51599

BP 6/9

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McNamee Lawrence Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Boylston Street, 4th Floor
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Giles McNamee (617) 638-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edelstein & Company LLP
(Name – *if individual, state last, first, middle name*)

160 Federal St., 9th Floor, (Address) Boston (City) MA 02110

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 4 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 6/9

OATH OR AFFIRMATION

I, GILES W. McNAMEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McNAMEE LAWRENCE SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



PATRICIA L. BORZYCH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
2015

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2010 JUN -4 PM 3:38
SEC / TM

McNAMEE LAWRENCE SECURITIES, LLC

Statement of Financial Condition

December 31, 2009

McNAMEE LAWRENCE SECURITIES, LLC

December 31, 2009

Contents

Independent Auditors' Report....................1

Financial Statements:

Statement of Financial Condition....................2

Notes to Statement of Financial Condition....................3

edelstein
EDELSTEIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS
& BUSINESS CONSULTANTS
160 Federal Street, 9th Floor
Boston, MA 02110
Tel: 617-227-6161
Fax: 617-589-0530
www.edelsteincpa.com
A Member of AGN International, Ltd.

Independent Auditors' Report

Board of Directors and Member of
McNamee Lawrence Securities, LLC

We have audited the accompanying statement of financial condition of McNamee Lawrence Securities, LLC (a wholly-owned subsidiary of McNamee Lawrence & Co. LLC) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McNamee Lawrence Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Edelstein & Company LLP

Boston, Massachusetts
February 12, 2010

McNAMEE LAWRENCE SECURITIES, LLC
(a wholly-owned subsidiary of McNamee Lawrence & Co. LLC)

Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 53,962
Prepaid expenses	4,925
Total assets	$ 58,887
Liabilities and member's equity	
Liabilities	
Due to parent	$18,081
Accrued expenses	12,399
Total liabilities	30,480
Member's equity	28,407
Total liabilities and member's equity	$ 58,887

The accompanying notes are an integral part of this statement.

Note A - Organization and Nature of Business

McNamee Lawrence Securities, LLC (the "Company" or "MLS") is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non clearing member of the Financial Industry Regulatory Authority (FINRA). The Company was created pursuant to the corporation laws of the State of Maine in October 1998. The Company does not carry customer accounts and is accordingly exempt from the Act's rule 15c3-3 (the Customer Protection Rule) pursuant to provision k(2)(i) of that rule.

The Company engages in the investment banking business by providing financial advisory services primarily to institutional customers, advising and arranging capital sourcing, mergers and acquisitions, and providing fairness opinions.

The company is a wholly owned subsidiary of McNamee Lawrence & Co. LLC ("MLC").

Note B – Significant Accounting Policies

Investment Banking

Investment banking revenues represents fees earned for providing fairness opinions.

Revenues are recorded upon completion of the fairness opinion and the amount of income earned is reasonably determinable.

Cash

The Company considers all demand deposit bank accounts to be cash equivalents. From time to time, the Company's cash balance exceeds the insurance limit provided by the Federal Deposit Insurance Corporation.

Income Taxes

The Company accounts for income taxes as required by the Income Taxes Topic of the FASB Accounting Standards Codification ("Income Tax Topic"). The Income Tax Topic requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will likely be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities. The Company adopted as of January 1, 2009 the section of the Income Taxes Topic relating to the more-likely-than-not recognition criterion to tax positions. The adoption did not have a material impact on the Company's financial position and results of operations.

Note B – Significant Accounting Policies (continued)

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's management has evaluated the effect which subsequent events may have on these financial statements. Management's evaluation was complete on February 12, 2010, the date these financial statements became available to be issued. No events occurred subsequent to year end and through the date of evaluation that meet the criteria for disclosure or accrual.

Note C – Related Party Transactions

MLS and MLC have common Officers and Directors which may result in conflicts of interest (such as allocation of employee time and overhead expenses) in the course of their management of the Company's operations.

MLC pays 5% of its revenue identified as related to broker dealer services to MLS as a licensing fee. For the year ended December 31, 2008, MLS earned $375 under this arrangement.

MLC charges MLS salary and salary related expenses as well as general and administrative fees based on the percentage of time MLC personnel devote to MLS activities. For the year ended December 31, 2009 such expenses totaled $814. As of December 31, 2009 MLS owes MLC $18,081.

MLC intends to fund any operating cash needs of the Company through capital contributions.

Note D – Taxes

The Company reorganized from a corporation to a limited liability company effective October 1, 2008. Income tax expense for the year ended December 31, 2009 represents the balance of taxes owed, while the Company was a corporation. The Company will be reporting on a consolidated basis with its sole member MLC effective the date of the Reorganization. The Company's current policy is that taxes due or paid, relating to the filing of the consolidated tax return, will be the sole responsibility of MLC. MLC intends not to have the Company reimburse or be reimbursed for any taxes due or reduction of tax on the consolidated level attributable to the Company.

Note E – Net Capital Requirement

As a registered broker/dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital. The Company has elected to use the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness may change on a daily basis. At December 31, 2009, the Company had net capital of $23,482, which exceeded its requirement by $18,482.

edelstein

EDELSTEIN & COMPANY LLP

www.edelsteincpa.com